KH3/8



SEC Mail Processing Section

MAR 04 2013

Washington, DC
101

SECU[...] 13030498 [...]MMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-53406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

CapFi Partners, LLC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2445 M Street NW - 2nd Floor
(No. and Street)

Washington (City) DC (state) 20037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T REMUS, CPA (609) 540-1751
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Mark Kimsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capfi Partners, LLC, as of February, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Mark Kimsey, Principal

Title

Notary Public

BRANDON YOSHIMURA
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires April 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CapFi Partners, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2012

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To: The Member
CapFi Partners, LLC

Report on the Financial Statements

I have audited the accompanying financial statements of CapFi Partners, LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and member equity, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapFi Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2013

CAPFI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	107,389
Prepaid expenses		4,041
Total Current Assets		111,430
Equipment		
Computer equipment		8,940
Less: Accumulated depreciation		(8,940)
		0
Other Assets		
Security deposit		1,148
Total Assets	$	112,578

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	9,396
Total Current Liabilities		9,396
Total Liabilities		9,396
Member Equity		
Member capital		25,642
Member equity		77,540
		103,182
Total Liabilities and Member Equity	$	112,578

See accompanying notes.

CAPFI PARTNERS, LLC
STATEMENT OF OPERATIONS AND MEMBER EQUITY
Year Ended December 31, 2012

REVENUES	
Advisory fees	$ 797,075
Interest income	37
	797,112
OPERATING EXPENSES	
Rent	16,174
Professional fees	17,000
Commissions	357,867
Consulting	435,390
Regulatory fees	7,096
General & administrative expense	2,230
Bank charges	845
Insurance	2,313
Contributions	14,300
Travel, entertainment and other	151,998
	1,005,213
Loss From Operations	(208,101)
Net Loss	(208,101)
Member Equity - December 31, 2011	285,641
Member Draws	-
Member Equity - December 31, 2012	$ 77,540

See accompanying notes.

CAPFI PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2012	$ -

See accompanying notes.

CAPFI PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2012

	Member Capital				
	Number of Units	Amount	Additional Paid-In Capital	Member Equity	Total
Balance at December 31, 2011	-	$ 25,642	0	$ 285,641	$ 311,283
Current year activity	-	-	-	-	-
Net Loss	-	-	-	(208,101)	(208,101)
Member Draws	-	-	-	0	0
Balance at December 31, 2012	-	$ 25,642	0	$ 77,540	$ 103,182

See accompanying notes.

CAPFI PARTNERS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (208,101)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	-
(Increase) Decrease in:	
Prepaid expense	(241)
Increase (Decrease) in:	
Accounts payable and accrued expenses	7,500
Net cash used in operating activities	(200,842)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	-
Net decrease in cash	(200,842)
Cash and cash equivalents at Beginning of Year	308,231
Cash and cash equivalents at End of Year	$ 107,389
Supplemental Disclosures	
Cash paid for income taxes	$ - 0 -
Cash paid for interest	$ - 0 -

See accompanying notes.

CAPFI PARTNERS, LLC
Notes to Financial Statements
Year Ended December 31, 2012

1 Nature of Business Operations

CapFi Partners, LLC (Formerly K&Z Partners, LLC) (the Company) is a licensed broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company, was organized in September 1998 under the laws of the State of Delaware. The Company is engaged in the business of providing asset and risk management consulting advice to high net worth individuals and institutions. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2 Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed..

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2012.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. There were no accounts receivable at December 31, 2012.

(e) Equipment

Equipment is recorded at cost. Improvements are capitalized, while repairs and maintenance expenditures are expensed in the statement of operations and members equity. Depreciation is provided over the estimated useful lives of the assets using the straight- line method over a period of three years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(f) Revenue Recognition

The Company recognizes revenue from advisory or retainer fees in the period earned, generally when the assignment has been completed or as the advisory services are delivered.

(g) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2012. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2008.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2012.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(I) General and Administrative Expenses

General and administrative costs are expensed as incurred.

CAPFI PARTNERS, LLC
Notes to Financial Statements
Year Ended December 31, 2012

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 11, 2013 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) *Fair Value Measurements*

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 6 Fair Value"

(l) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $95,341. which was $90,341 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.099 to 1.

4 Leases

The Company currently conducts its operations from facilities that are leased under a six month sub-lease lease agreement dated April 23, 2009 and expired on October 31, 2009. There is no provision for renewal so the lease is currently on a month to month basis.

Rental expense for the year ended December 31, 2012 was $16,174.

5 Credit Risk and Concentrations

A significant amount of the Company's revenues are related to advisory fees earned as a private placement agent for various hedge funds and high net wort individuals. There is no assurance of future revenues from these funds or individuals as agreements can generally be terminated by either party upon 30 days written notice.

The Company maintains its cash balances in various financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

Approximately 94% of the Company's revenues are from three clients.

6 Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash and cash equivalents	$ 107,389
Liabilities	
Accrued expenses	$ (9,396)

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2012 the Company was not in violation of this requirement.

8 Related Party Transactions

The Company has a non-exclusive agreement with the Office of James V. Kimsey to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets, and does not provide legal or tax advice. The agreement can be terminated by either party upon 30 days written notice. The parties are related by family.

The total amount of advisory fees earned during the year from this agreement were $357,649.

9 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2012 the Company was in compliance with this program.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2012

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

To: The Member
CapFi Partners, LLC

In planning and performing our audit of the financial statements of CapFi Partners, (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2013

CAPFI PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2012

Pursuant to rule 15c 3-3 relating to possession or control requirements, CapFi Partners, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2012 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

CAPFI PARTNERS, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2012
Schedule I

NET CAPITAL		
Members' Capital	$	25,642
Member Equity		77,540
Total Credits		103,182
Debits		
Security deposit		4,041
Prepaid expense		3,800
Total Debits		7,841
NET CAPITAL	$	95,341

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	626
Minimum capital requirement		5,000
Net capital in excess of requirements	$	90,341

Ratio of Aggregate Indebtedness to Net Capital .099 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, per above	$	95,341
Net Capital, as reported in Company's Part II unaudited Focus Report		122,119
Difference	$	(26,778)

CAPFI PARTNERS, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2012
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	9,396
Corporate income tax payable		-
Total Aggregate Indebtedness	$	9,396

CAPFI PARTNERS, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by CapFi Partners, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

CAPFI PARTNERS, LLC

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CapFi Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CapFi Partners, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CapFi Partners, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences, as amended;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2013

CAPFI PARTNERS, LLC
SIPC Transitional Assessment Reconciliation
December 31, 2012

General Assessment Calculation

Total Revenue	$ 797,103
Revenue exempt from assessment	0
	797,103
Rate	0.0025
General Assessment Due	1,993
Less Payments: SIPC 6	(1,252)
Plus: Interest	
Remaining Assessment Due	741
Paid with SIPC 7	(741)
Balance Due	$ -

There is no material difference between the SIPC-7T and this reconciliation.

See Independent Accountants' Report.